UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ll-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number 1-5794

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

MASCO CORPORATION 401(k) PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2016 and 2015	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	9

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustee and Participants of
Masco Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Masco Corporation 401(k) Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Masco Corporation 401(k) Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule, Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Masco Corporation 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Southfield, Michigan
June 9, 2017

MASCO CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016 and 2015

	2016	2015
ASSETS

Investments, at fair value:
Collective trust funds	$389,145,266	$366,679,614
Mutual funds	416,624,091	381,362,460
Stock funds	18,517,251	18,832,296
Brokerage account	16,135,757	12,220,129
Total investments	840,422,365	779,094,499

Receivables:
Notes receivable from participants	24,751,074	24,636,858
Participant contributions	225	1,382
Employer contributions	23,795,975	20,713,382
Total receivables	48,547,274	45,351,622

Net assets available for benefits	$888,969,639	$824,446,121

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2016

ADDITIONS

Investment activity:
Net appreciation in fair value of investments	$32,158,371
Interest and dividend income	19,607,066
Total investment activity	51,765,437

Participant contributions	33,042,951
Participant rollover contributions	3,863,797
Employer contributions	40,922,488
Interest income on notes receivable from participants	812,135
Total additions	130,406,808

DEDUCTIONS

Benefit payments	(72,258,989)
Other, net	(329,625)
Total deductions	(72,588,614)

Net increase in net assets available for benefits	57,818,194

Net transfers into the Plan	6,705,324

Net assets available for benefits:

Beginning of year	824,446,121

End of year	$888,969,639

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A.	DESCRIPTION OF PLAN

The following description of the Masco Corporation ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

1.General. The Plan is a defined contribution plan covering hourly and salaried employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2.Contributions. Participants may contribute (on either a pre-tax or Roth after-tax basis) up to 50 percent of their pretax annual compensation, as defined in the Plan. All employees who are eligible to participate under this Plan and who have attained the age of 50 before the close of the plan year shall be eligible to make catch-up contributions. Participants may also make rollover contributions representing distributions from individual IRAs, SEPs, 403(b) and 457 plans or other employers' tax qualified plans. The Company makes matching and/or profit sharing employer contributions in accordance with the provisions of the Plan. These employer contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain Internal Revenue Service ("IRS") limitations. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds, collective trust funds, stock funds and a brokerage account which allows participants to buy, sell or trade most publicly listed common stocks, corporate and government bonds or certificates of deposit; these options vary in their respective strategies, risks and goals. Participants may change their investment options daily. At December 31, 2016 and 2015, employer profit sharing contributions receivable totaled $23,068,250 and $20,139,828, respectively.

3.Participant Accounts. Each active participant's account is credited with the participant's contributions and allocations of (a) employer contributions (if applicable), and (b) investment earnings, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their accounts. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4.Vesting and Forfeited Employer Contributions. Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also immediately vested in the Company matching contribution plus earnings thereon. Vesting in Company profit sharing contributions occurs after three years of service commencing at date of hire. At December 31, 2016 and 2015, forfeited nonvested employer contributions totaled $583,623 and $455,844, respectively. All forfeited amounts were used in each succeeding year to reduce employer contributions.

5.Voting Rights. Each participant who has an interest in the Masco Corporation Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the Trustee, Fidelity Management Trust Company ("Fidelity"), as defined by the Plan, prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

6.Notes Receivable from Participants. Generally, participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan. Loan terms generally range from 1-5 years, or up to 20 years in limited circumstances. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the last business day of the month prior to the date of the loan application. Principal and interest are paid ratably through payroll deductions.

7.Payment of Benefits. Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single payment.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America ("GAAP") followed in the preparation of these financial statements.

Basis of Accounting. The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties. The Plan provides for various investment options in collective trust funds, mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain collective trust funds, mutual funds and investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition. Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services, Inc. See Note D for a summary of the valuation method by type of fund.

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are recorded as benefit payments based upon the terms of the Plan.

Payment of Benefits. Benefits are recorded when paid.

Recently Adopted Accounting Pronouncements. In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07 ("ASU 2015-07"), "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)", which exempts investments measured using the Net Asset Value ("NAV") (or its equivalent) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. We retrospectively adopted ASU 2015-07 on December 31, 2016. As a result of the adoption, we have removed from the fair value hierarchies (in Note D) the plan assets valued using the NAV per share method (or its equivalent) as a practical expedient as of December 31, 2016 and 2015. We have separately presented the value of these assets to permit reconciliation to total plan assets.

Recently Issued Accounting Pronouncements. In February 2017, the FASB issued Accounting Standards Update 2017-06 ("ASU 2017-06"), "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting", which changes the presentation and disclosures for plans that participate in a master trust. ASU 2017-06 is effective for annual periods beginning after December 15, 2018 and requires retrospective application. We are currently evaluating the impact the adoption of this new standard will have on the Plan's financial statements.

C.	INVESTMENTS

At December 31, 2016, the stock fund was made up of the Masco Corporation Company Stock Fund totaling $18,517,251. At December 31, 2015, the stock funds were made up of the Masco Corporation Company Stock Fund totaling $16,988,932 and the TopBuild Corp. Stock Fund totaling $1,843,364. The Masco Corporation Company Stock Fund was comprised exclusively of Masco Corporation Common Stock at both December 31, 2016 and 2015.

D.	FAIR VALUE MEASUREMENTS

Accounting Policy. The Plan follows fair value guidance (ASC 820) that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The guidance defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Further, it defines a fair value hierarchy, as follows: Level l inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.

A description of the valuation methodologies used for assets measured at fair value is as follows:

Collective trust funds: Valued based on NAV, which approximates fair value as of December 31, 2016 and 2015. Such basis is determined by reference to the respective fund’s underlying assets, which are primarily marketable equity and fixed income securities.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stock funds: Valued at the closing price as reported on the active market on which the individual securities are traded.

Brokerage account: Participant directed investments could include common stocks, mutual funds, corporate or government bonds or other investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016 and 2015.

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Measured at NAV	Total
Collective trust funds	$—	$—	$—	$389,145,266	$389,145,266
Mutual funds	416,624,091	—	—	—	416,624,091
Stock fund	18,517,251	—	—	—	18,517,251
Brokerage account	16,135,757	—	—	—	16,135,757
Total assets at fair value	$451,277,099	$—	$—	$389,145,266	$840,422,365

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

D.	FAIR VALUE MEASUREMENTS (Concluded)

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Measured at NAV	Total
Collective trust funds	$—	$—	$—	$366,679,614	$366,679,614
Mutual funds	381,362,460	—	—	—	381,362,460
Stock funds	18,832,296	—	—	—	18,832,296
Brokerage account	12,220,129	—	—	—	12,220,129
Total assets at fair value	$412,414,885	$—	$—	$366,679,614	$779,094,499

The following table summarizes investments measured at fair value using the NAV per share practical expedient as of December 31, 2016. Were the Plan to initiate a full redemption of the collective trust funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective trust funds:
FIAM Small Capitalization Core Commingled Pool Class D	$18,120,062	None	Daily	30 days
Fidelity® Diversified International Commingled Pool	33,837,981	None	Daily	90 days
Fidelity® Low-Priced Stock Commingled Pool	31,049,855	None	Daily	90 days
FIAM Target Date 2005 Commingled Pool Class X	933,876	None	Daily	30 days
FIAM Target Date 2010 Commingled Pool Class X	5,730,867	None	Daily	30 days
FIAM Target Date 2015 Commingled Pool Class X	9,629,105	None	Daily	30 days
FIAM Target Date 2020 Commingled Pool Class X	34,958,061	None	Daily	30 days
FIAM Target Date 2025 Commingled Pool Class X	35,493,568	None	Daily	30 days
FIAM Target Date 2030 Commingled Pool Class X	50,198,722	None	Daily	30 days
FIAM Target Date 2035 Commingled Pool Class X	37,561,307	None	Daily	30 days
FIAM Target Date 2040 Commingled Pool Class X	32,873,027	None	Daily	30 days
FIAM Target Date 2045 Commingled Pool Class X	25,356,175	None	Daily	30 days
FIAM Target Date 2050 Commingled Pool Class X	15,023,596	None	Daily	30 days
FIAM Target Date 2055 Commingled Pool Class X	4,310,134	None	Daily	30 days
FIAM Target Date 2060 Commingled Pool Class X	382,760	None	Daily	30 days
FIAM Target Date Income Commingled Pool Class X	5,348,246	None	Daily	30 days
FIAM Core Plus Commingled Pool Class K	48,337,924	None	Daily	30 days
Total Investments Measured at NAV	$389,145,266

E.	INCOME TAX STATUS

The IRS determined and informed the Company by letter dated November 6, 2014 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

F.	PLAN TERMINATION

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. At the date of any such termination, all participants would become fully vested in their accounts and the Administrative Committee of the Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses which will be prorated among the participants' accounts.

G.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of collective trust funds and mutual funds managed by Fidelity. Fidelity is also the Trustee as defined by the Plan and, therefore, the purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2016. Notes receivable from participants are also considered party-in-interest transactions.

The Plan invests in a Masco Corporation Common Stock Fund. As of December 31, 2016 and 2015, the value of the Masco Corporation Common Stock Fund was $18,517,251 and $16,988,932, respectively.

H.	RECONCILIATION OF PLAN'S FINANCIAL STATEMENTS TO FORM 5500

Participant loans are shown net of deemed distributions on the Form 5500.

The following is a reconciliation of net assets per the financial statements to the Form 5500:

As of December 31, 2016
Net assets available for benefits per the financial statements	$888,969,639
Less: Deemed distributions	136,690
Net assets per the Form 5500	$888,832,949

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31:

2016
Increase in net assets available for benefits per the financial statements	$57,818,194
Less: Deemed distributions	136,690
Net income per the Form 5500	$57,681,504

MASCO CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value

	Artisan Mid Cap Fund	Mutual Fund
	- Institutional Class	1,074,628 shares		$42,017,961
	JP Morgan Mid Cap Value Fund	Mutual Fund
	- Institutional Class	1,191,312 shares		43,363,768
	Vanguard Wellington Fund™	Mutual Fund
	- Admiral™ Shares	491,513 shares		33,152,542
	Dodge & Cox Stock Fund	Mutual Fund
		175,712 shares		32,383,713
	Harbor Capital Appreciation Fund	Mutual Fund
	- Institutional Class	1,504,236 shares		85,214,962
**	Fidelity® Extended Market Index Fund	Mutual Fund
	- Premium Class	38,414 shares		2,133,529
**	Fidelity® Institutional Money Market	Mutual Fund
	Government Portfolio - Institutional Class	45,826,882 shares		45,826,882
**	Fidelity® Independence Fund - Class K	Mutual Fund
		1,025,426 shares		34,341,510
**	Fidelity® 500 Index Fund	Mutual Fund
	- Institutional Class	850,995 shares		66,675,420
**	Fidelity® Emerging Markets Fund - Class K	Mutual Fund
		594,585 shares		13,265,183
**	Fidelity® International Index Fund	Mutual Fund
	- Institutional Class	158,249 shares		5,590,938
**	Fidelity® U.S. Bond Index Fund	Mutual Fund
	- Institutional Class	1,101,626 shares		12,657,683
**	Fidelity® Diversified International	Collective Trust Fund
	Commingled Pool	3,288,434 shares		33,837,981
**	Fidelity® Low-Priced Stock	Collective Trust Fund
	Commingled Pool	2,620,241 shares		31,049,855
**	FIAM Small Capitalization Core	Collective Trust Fund
	Commingled Pool Class D	174,466 shares		18,120,062
**	FIAM Target Date Income	Collective Trust Fund
	Commingled Pool Class X	417,832 shares		5,348,246
**	FIAM Core Plus	Collective Trust Fund
	Commingled Pool Class K	2,552,161 shares		48,337,924

MASCO CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2016

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value

**	FIAM Target Date 2005	Collective Trust Fund
	Commingled Pool Class X	69,125 shares		933,876
**	FIAM Target Date 2010	Collective Trust Fund
	Commingled Pool Class X	397,149 shares		5,730,867
**	FIAM Target Date 2015	Collective Trust Fund
	Commingled Pool Class X	666,374 shares		9,629,105
**	FIAM Target Date 2020	Collective Trust Fund
	Commingled Pool Class X	2,479,295 shares		34,958,061
**	FIAM Target Date 2025	Collective Trust Fund
	Commingled Pool Class X	2,437,745 shares		35,493,568
**	FIAM Target Date 2030	Collective Trust Fund
	Commingled Pool Class X	3,545,108 shares		50,198,722
**	FIAM Target Date 2035	Collective Trust Fund
	Commingled Pool Class X	2,594,013 shares		37,561,307
**	FIAM Target Date 2040	Collective Trust Fund
	Commingled Pool Class X	2,302,033 shares		32,873,027
**	FIAM Target Date 2045	Collective Trust Fund
	Commingled Pool Class X	1,765,750 shares		25,356,175
**	FIAM Target Date 2050	Collective Trust Fund
	Commingled Pool Class X	1,061,738 shares		15,023,596
**	FIAM Target Date 2055	Collective Trust Fund
	Commingled Pool Class X	284,122 shares		4,310,134
**	FIAM Target Date 2060	Collective Trust Fund
	Commingled Pool Class X	37,636 shares		382,760
**	Masco Corporation Company Stock Fund	Company Stock Fund
		585,618 shares		18,517,251
	Brokerage Account	Brokerage Account
		16,135,757 shares		16,135,757
**	Notes Receivable from Participants	Ranging 1-20 years maturity with
		Rates of Interest, 3.25% - 10.5%		24,751,074
				$865,173,439

* Historical cost information is not required on the Schedule of Assets (Held at End of Year) for participant directed investments.

** These investments are with a party-in-interest.

MASCO CORPORATION 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation 401(k) Plan

By:	Masco Corporation, Plan Administrator of the Masco Corporation 401(k) Plan

Date:	June 9, 2017	By:	/s/ John G. Sznewajs
John G. Sznewajs
Vice President and Chief Financial Officer
Authorized Signatory

MASCO CORPORATION 401 (k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Grant Thornton LLP relating to the Plan's financial statements